FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2013

 Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Attached is an English translation of the letter dated September 30th, 2013 filed with the Peruvian Superintendencia del Mercado de Valores - SMV, by virtue of which the registrant reported that it has registered an increase of capital and therefore, modified the fifth article of the Company’s by- laws.

Lima, September 30, 2013

Messrs,
Superintendencia del Mercado de Valores – SMV
Present.-

Reference:         Relevant Information Communication – Registration of Increase of Capital

Dear Sirs:

Hereby we inform as a Relevant Information Communication, that on September 25, 2013, the capital increase and subsequent amendment of the fifth article of the Company’s by- laws for the purpose of reflecting the new capital stock which was increased by S/. 101,769,600, this is, from S/. 558’284,190 to S/. 660’053,790, represented by 660’053,790 common shares of a nominal value of S/. 1.00 Nuevos Soles each; have been registered in entry B00011 of the Electronic Certificate N° 11028652 of the Registro de Personas Jurídicas de la Oficina Registral de Lima.

In that sense, and in accordance with the resolutions passed by the Board of Directors on July 23rd and August 22nd, 2013, which were duly informed as Relevant Information Communications; the exchange of the provisional stock certificates which represent the shares issued by virtue of the abovementioned capital increase, for definitive stock certificates will take place on the fifth business day following this communication, this is on October 07th, 2013.

Sincerely,

____________________
/s/ Mario Alvarado Pflucker
CEO
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ DENNIS GRAY FEBRES

Name: Dennis Gray Febres

Title: Stock Market Representative